Exhibit 99.27

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Maverix Metals Inc.

Opinion

We have audited the consolidated financial statements of Maverix Metals Inc. (the Entity), which comprise:

•                  the consolidated statements of financial position as at December 31, 2018 and December 31, 2017

•                  the consolidated statements of income and comprehensive income for the years then ended

•                  the consolidated statements of cash flows for the years then ended

•                  the consolidated statements of changes in equity for the years then ended

•                  and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2018 and December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•                  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•                  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•                  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•                  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•                  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•                  Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•                  Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditors’ report is Andrew James.

Vancouver, Canada

March 27, 2019

Maverix Metals Inc.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$6,844	$10,151
Accounts receivable	7,811	7,719
Prepaid expenses and other current assets	365	217
Total current assets	15,020	18,087

Non-current assets
Royalty, stream and other interests (Note 7)	270,236	132,665
Investments (Note 8)	6,082	—
Deferred financing costs and other	1,118	859
Deferred tax asset (Note 15)	1,123	1,032
Total assets	$293,579	$152,643

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,666	$2,426
Income taxes payable	1,035	1,593
Total current liabilities	3,701	4,019

Non-current liabilities
Loan facilities (Note 9)	16,780	11,908
Total liabilities	20,481	15,927

Equity
Capital and reserves
Share capital (Note 10a)	246,429	138,412
Reserves	17,529	10,987
Accumulated other comprehensive income (loss)	12,069	(7,043)
Deficit	(2,929)	(5,640)
Total equity	273,098	136,716

Total liabilities and equity	$293,579	$152,643

Contractual Obligations (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

      “signed”          Geoff Burns, Director          “signed”          Stefan Spicer, Director

Maverix Metals Inc.

Consolidated Statements of Income and Comprehensive Income

(in thousands of Canadian dollars, except for share data)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Sales (Note 16)	$6,690	$3,859
Royalty revenue (Note 16)	27,361	15,664
Total revenue	34,051	19,523

Cost of sales, excluding depletion	(3,382)	(1,982)
Depletion (Note 7)	(17,460)	(8,556)
Total cost of sales	(20,842)	(10,538)
Gross profit	13,209	8,985

Administrative expenses, excluding share-based compensation (Note 11)	(4,059)	(2,798)
Share-based compensation expense	(1,663)	(2,021)
Impairment of royalty interests (Note 4c)	—	(463)
Income from operations	7,487	3,703

Other income and expenses
Foreign exchange (loss) gain	(1,024)	356
Other income	333	64
Finance expense (Note 9)	(2,769)	(645)
Income before income taxes	4,027	3,478

Income tax expense (Note 15)	(1,316)	(795)
Net income for the year	$2,711	$2,683

Earnings per share (Note 12)
Basic earnings per share	$0.01	$0.02
Diluted earnings per share	$0.01	$0.02

Weighted average number of common shares outstanding:
Basic	185,568,719	146,303,678
Diluted	195,973,197	151,827,170

Other Comprehensive Income (Loss)
Net income for the year	$2,711	$2,683
Item that may subsequently be re-classified to net income:
Foreign currency translation	16,421	(8,362)
Item that will not be subsequently re-classified to net income:
Changes in fair value on investments (Note 8)	2,691	—
Comprehensive income (loss) for the year	$21,823	$(5,679)

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Operating activities
Net income for the year	$2,711	$2,683

Depletion and amortization	17,520	8,556
Income tax expense	1,316	795
Impairment of royalty interest (Note 4c)	—	463
Share-based compensation expense	1,663	2,021
Finance expense (Note 9)	2,769	463
Unrealized foreign exchange loss (gain)	340	(231)
Unrealized gain on warrants	121	—
Income taxes paid	(1,945)	(112)
Changes in non-cash working capital (Note 13)	(1,703)	(7,854)
Net cash provided by operating activities	$22,792	$6,784

Investing activities
Acquisition of royalty interests (Note 6)	(49,627)	(32,547)
Right of first refusal proceeds (Note 6)	22,367	—
Proceeds from disposal of investments (Note 8)	4,179	—
Acquisition of investments and other (Note 8)	(4,811)	—
Proceeds from disposal of royalty interest (Note 7)	—	1,040
Net cash used in investing activities	$(27,892)	$(31,507)

Financing activities
Proceeds from loan facilities (Note 9)	36,894	12,647
Repayment of loan facilities (Note 9)	(33,237)	—
Proceeds from exercise of stock options	207	—
Financing costs	(1,032)	(241)
Interest paid	(1,089)	—
Issuance of common shares	—	9,878
Net cash provided by financing activities	$1,743	$22,284

Effect of exchange rate changes on cash and cash equivalents	50	(171)
Decrease in cash and cash equivalents	(3,307)	(2,610)
Cash and cash equivalents at the beginning of the year	10,151	12,761
Cash and cash equivalents at the end of the year	$6,844	$10,151

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Deficit $	Total equity $
Balance, December 31, 2016	132,687,856	107,536	7,827	650	1,319	(8,323)	109,009
Net income for the year	—	—	—	—	—	2,683	2,683
Foreign currency translation adjustment	—	—	—	—	(8,362)	—	(8,362)
Shares issued for acquisition of royalties (Note 6)	12,300,000	20,250	—	—	—	—	20,250
Shares issued as compensation (Note 10c)	390,941	546	—	—	—	—	546
Share-based compensation	—	—	—	1,475	—	—	1,475
Shares issued for the CEF Facility and private placement (Note 9b and 10a)	5,900,000	7,965	—	1,035	—	—	9,000
Shares issued (Note 10a)	2,317,000	3,128	—	—	—	—	3,128
Share issuance costs	—	(1,013)	—	—	—	—	(1,013)
Balance, December 31, 2017	153,595,797	138,412	7,827	3,160	(7,043)	(5,640)	136,716
Net income for the year	—	—	—	—	—	2,711	2,711
Foreign currency translation adjustment	—	—	—	—	16,421	—	16,421
Changes in fair value on marketable securities (Note 8)	—	—	—	—	2,691	—	2,691
Shares and warrants issued for Newmont Portfolio (Note 6)	60,000,000	105,588	6,707	—	—	—	112,295
Shares issued as repayment of loan facility (Note 9b)	1,114,792	1,433	—	(1,035)	—	—	398
Shares issued for options exercised (Note 10c)	384,000	441	—	(234)	—	—	207
Shares issued as compensation (Note 10a)	336,669	555	—	—	—	—	555
Share-based compensation (Note 10c)	—	—	—	1,104	—	—	1,104
Balance, December 31, 2018	215,431,258	246,429	14,534	2,995	12,069	(2,929)	273,098

The accompanying notes are an integral part of these consolidated financial statements.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

1.              NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide the right of the holder to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a Net Smelter Returns (“NSR”) royalty) or a percentage of the gross revenue from precious or other metals produced from the project (a Gross Revenue Royalty (“GRR”)). Under a Stream interest Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on March 27, 2019.

2.              SIGNIFICANT ACCOUNTING POLICIES

A.            Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

B.            Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, unless otherwise noted.

C.            Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (all of which are wholly owned) Maverix Metals (Australia) Pty Ltd., Maverix Metals (Nevada) Inc., Maverix Metals (BVI) Limited, Minera MacMillan S.A. de C.V. and Exploracion Mac-Ore S.A. de C.V. Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D.            Royalty, Stream and Other Interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty or stream asset are expensed in the period incurred.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest and is recorded as an exploration asset on the acquisition date. The carrying value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”) and is not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). Upon demonstration of the technical and commercial feasibility of a project and a development decision, the carrying value related to that project is subject to an impairment test and is reclassified in accordance with IAS 16.

E.            Impairment of Royalty, Stream and Other Interests

Evaluation of the carrying values of each mineral interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). Estimated values are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current reserves and the portion of resources expected to be classified as mineral reserves, as well as exploration potential expected to be converted into resources or reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management’s expectations. The discount rate is estimated using an average discount rate incorporating research analyst views used to value precious metal royalty and streaming companies. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying value of the royalty or stream interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the royalty or stream interest in previous periods.

Royalty and stream interests classified as exploration assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

F.             Revenue Recognition

Revenue is comprised of revenue earned in the year from royalty, stream and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

G.           Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars. Assets and liabilities of the Company and its subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as foreign currency translation adjustment in other comprehensive income (loss).

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Maverix Metals (Australia) Pty Ltd., Maverix Metals (Nevada) Inc., and Maverix Metals (BVI) Limited the functional currency is the U.S. dollar. For Minera MacMillan S.A. de C.V. and Exploracion Mac-Ore S.A. de C.V. the functional currency of these subsidiaries is the Mexican Peso.

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income (loss).

H.           Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, and the loan facilities. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents include cash on account and short-term deposits with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are subsequently measured at amortized cost using the effective interest rate method.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables.

Investments in marketable equity securities are designated as fair value through profit and loss (“FVTPL”) unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income (“FVTOCI”). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

When investments in marketable equity securities which are designated as FVTOCI are disposed of, the cumulative gains and losses recognized in other comprehensive income are not recycled to the statement of income and remain within equity. Dividends are recognized in income and these investments are not assessed for impairment.

The consideration for units are allocated between common shares and share purchase warrants on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares are based on the market closing price. The fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance.

Investments in warrants are classified as FVTPL. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income under the classification of other income.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

Accounts payable and accrued liabilities and loan facilities are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

I.                Inventory

When refined gold or silver is delivered to the Company under a stream agreement, it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the underlying stream interest. At such time the inventory is sold, the amounts recognized in inventory are recorded as cost of sales and depletion.

J.              Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income, except for deferred income tax relating to equity items which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

K.           Share Capital and Share Purchase Warrants

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received, unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the BSM as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (U.S. dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

L.            Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, where the average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

M.         Share Based Payments

The Company recognizes share based compensation expense for all share purchase options and common shares awarded to employees, officers and directors based on the fair values of the share purchase options and common shares at the date of grant. The fair values of share purchase options at the date of grant are expensed over the vesting periods of the share purchase options with a corresponding increase to equity. Common shares issued to employees are expensed with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the grant date. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

N.            Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

O.           Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer and the Board of Directors to make decisions about resources to be allocated to the segment and assess its performance.

3.              NEW AND ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

A.            New Accounting Standards Adopted

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying the modified retrospective approach. The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The Company completed an assessment of the impact of the new standard on its financial statements. Based on the analysis, the timing and measurement of our revenue recognition has not changed under IFRS 15. Consequently, there was no impact on retained earnings at January 1, 2018 upon adoption of IFRS 15.

IFRS 9, Financial Instruments (“IFRS 9”)

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard.

IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. The measurement approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

IFRS 9 also introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 introduces additional disclosure requirements about expected credit losses and credit risk.

The Company’s credit risk arises from cash and cash equivalents and trade receivables. The application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses are anticipated to be negligible. Consequently, we did not record an adjustment relating to the implementation of the expected credit loss model for our cash and cash equivalents and trade receivables on transition to IFRS 9.

The Company has assessed the classification and measurement of our financial assets and financial liabilities as at January 1, 2018 under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

	Original classification under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost	$10,151	$10,151
Accounts receivables	Amortized cost	Amortized cost	7,719	7,719

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	2,426	2,426
Loan facilities	Amortized cost	Amortized cost	$11,908	$11,908

B.            Accounting Standards Issued But Not Yet Effective

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and the Company has elected to apply the standard retrospectively. The Company is currently completing its assessment of the new standard, but it is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2017, the IASB issued IFRS Interpretations Committee (“IFRIC”) Interpretation 23, Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits,

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12, Income Taxes. IFRIC 23 becomes effective January 1, 2019 and is to be applied retrospectively. The Company is currently assessing the impact on its consolidated financial statements.

4.              CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A.            Attributable Reserve and Resource Estimates

Royalty, stream and other interests comprise a large component of the Company’s assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty, stream and other agreements, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

The Company’s royalty, stream and other interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s royalty, stream and other interests. These calculations require the use of estimates and assumptions, including the amount of recoverable resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

B.            Fair Value of Acquired Royalty, Stream and Other Interests

The determination of the fair values of acquired royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transaction and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value could impact the acquisition date fair values of the royalty, stream and other interests.

C.            Impairment of Royalty, Stream and Other Royalty Interests

Assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

During the year ended December 31, 2018, no impairment charges were recorded. During the year ended December 31, 2017, an impairment charge of $0.5 million was recorded in relation to the disposal of the Company’s Jojoba Project NSR.

D.            Income Taxes

The interpretation of existing tax laws or regulations in Canada, Australia, the United States of America, Mexico or any of the countries in which our property interests are located or to which shipments of gold or silver are made or received requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to Note 15 for more information.

5.              FINANCIAL INSTRUMENTS

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At December 31, 2018, the capital structure of the Company consists of $273.1 million (December 31, 2017: $136.7 million) of total equity, comprising share capital, reserves, accumulated other comprehensive income, and deficit, and $16.8 million (December 31, 2017: $11.9 million) of loan facilities. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Revolving Facility (Note 9). The Company is in compliance the debt covenants described in Note 9 at December 31, 2018.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty and stream portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2018, a 10% increase (decrease) of the value of the

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.7 million and other comprehensive income by $0.6 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Revolving Facility. As at December 31, 2018, the Company had cash and cash equivalents of $6.8 million (December 31, 2017: $10.2 million) and working capital of $11.3 million (December 31, 2017: $14.1 million). In addition, the Company has US$37.7 million available under its Revolving Facility (Note 9).

Other Risks

The Company also holds common shares of other mining companies with a combined fair market value as at December 31, 2018 of $5.8 million (December 31, 2017: $nil) (Note 8). The daily exchange traded volume of the common shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at December 31, 2018, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.6 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2018 and 2017. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at December 31, 2018			As at December 31, 2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$5,762	$—	$—	$—	$—	$—
Warrants	—	320	—	—	—	—
Total	$5,762	$320	$—	$—	$—	$—

The fair values of the royalty, stream and other interests acquired through issuance of equity instruments were determined by a market approach using unobservable inputs into discounted cash flow projections and comparable transactions. As a result, for the years ending December 31, 2018 and 2017, the acquisition date fair values of royalty and other interests designated as Level 3 fair value measurements were $134.7 million and $26.8 million, respectively (Note 6).

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

6.              ROYALTY ACQUISITIONS

A.            During the Year Ended December 31, 2018

Newmont Portfolio Acquisition

On June 29, 2018, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Mining Corporation and its affiliates (collectively “Newmont”) to acquire a portfolio of royalties. For consideration, the Company issued 60,000,000 common shares, 10,000,000 common share purchase warrants and paid $22.4 million (US$17.0 million) in cash. The warrants are exercisable for five years at a price of US$1.64 per common share.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. Prior to the Company completing the Agreement, a few of the underlying property owners provided notification they were exercising their ROFRs. As a result, Maverix acquired a total 51 royalties (the “Newmont Portfolio”) pursuant to the Agreement and received aggregate total proceeds of $22.4 million (US$17.0 million) in cash upon the completion of the ROFR transactions.

The fair value of the Newmont Portfolio acquired was determined to be $134.7 million. The Company used discounted cash flow models for producing or near term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Newmont Portfolio. The discounted cash flow models used a discount rate of 5% for producing assets and from 5% to 10% for assets not in production. Metal prices were based on analyst metal price projections and management expectations.

The excess of the fair value of the Newmont Portfolio of $134.7 million over the cash consideration paid of $22.4 million was allocated to the common shares and common shares purchase warrants using the residual method. The fair value of the 10,000,000 warrants were calculated using the BSM and the residual value was allocated to the 60,000,000 common shares. The following assumptions were used in the BSM: grant date share price of US$1.30, exercise price of US$1.64, expected volatility of 51%, risk-free interest rate of 2.1% and expected life of 5 years.

The significant and other assets acquired in the Newmont Portfolio include the following:

Hope Bay NSR Royalty (Nunavut, Canada)

The Company has a 1.0% NSR royalty payable quarterly on all metals produced at the Hope Bay mine operated by TMAC Resources Inc.

McCoy-Cove NSR Royalty (Nevada, United States)

The Company has a 1.5% NSR royalty on all metals produced from the development stage McCoy-Cove project located in central Nevada owned by Premier Gold Mines Limited.

Gemfield NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from the development stage Gemfield deposit at the Goldfield property located in central Nevada owned by Waterton Global Resource Management (“Waterton”).

Converse NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from a significant portion of the development stage Converse project located in northern Nevada owned by Waterton.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

Amulsar Royalty Quarterly Payments (Vayots Dzor Marz & Syunik Marz, Armenia)

The Company owns a royalty payment agreement from Lydian International Ltd., which provides for 20 quarterly royalty instalments of US$1.0 million beginning after commercial production at the Amulsar development property, is achieved.

Other:

The Company also acquired 46 development and exploration stage royalties, of which, there are 28 in the United States, four in Canada, four in Australia, and the remaining ten are in other jurisdictions.

Moss Mine Silver Stream

In December 2018, the Company entered into an agreement to acquire 100% of the silver produced from Northern Vertex Mining Corp.’s (“Northern Vertex”) operating Moss mine, until a minimum of 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of the life of mine silver production (the “Silver Stream”). Maverix will make ongoing cash payments to a subsidiary of Northern Vertex equal to 20% of the spot price of silver. As consideration for the Silver Stream, Maverix made an upfront cash payment of $26.7 million (US$20.0 million). The Moss mine is 100% owned by Northern Vertex and is located near Bullhead City in northwest Arizona.

B.            During the Year Ended December 31, 2017

Karma Mine NSR Royalty

In November 2017, the Company entered into an agreement pursuant to which Maverix acquired a previously existing 2.0% net smelter return royalty from a third party on Endeavour Mining Corporation’s (“Endeavour”) interest in the Karma gold mine (“Karma”) for consideration of $25.9 million (US$20.0 million) in cash. Karma is an operating gold mine located in north-central Burkina Faso, near the city of Ouahigouya and is 90% owned by Endeavour.

Silvertip Mine NSR Royalty

In April 2017, the Company entered into an agreement with 0875786 B.C. Ltd., a wholly owned subsidiary of Silvercorp Metals Inc., pursuant to which Maverix agreed to acquire a 2.5% NSR royalty on the Silvertip mine.

For consideration, the Company issued 3,800,000 common shares of the Company and may issue a further 2,800,000 common shares of the Company when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant has been achieved.

In assessing the fair value of the royalty acquired, the Company prepared a discounted cash flow analysis using a discount rate of 7% and analyst metal price projections. The fair value of the royalty of $5.8 million (US$4.3 million) was ascribed to the 3,800,000 common shares issued as consideration for the acquisition.

Florida Canyon Mine and Beta Hunt Mine NSR Royalties

In February 2017, the Company entered into an agreement with Resource Income Fund, L.P. to acquire a 3.25% NSR royalty on the Florida Canyon mine from the production of all metals and other materials, less allowable deductions and a 1.5% NSR royalty on the Beta Hunt mine from all gold production, and a 0.5% NSR royalty on the Beta Hunt mine from all nickel production, less allowable deductions, from certain tenements at the underground mine.

The Company issued 8,500,000 common shares, paid $6.6 million (US$5.0 million) in cash and incurred certain acquisition costs for total consideration of $21.0 million to complete the purchase.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

In assessing the fair value of the royalties acquired, the Company prepared a discounted cash flow analysis using a discount rates of 6% and 5% and analyst metal price projections and management expectations. The excess of the fair value of the royalties acquired over the total cash consideration paid of $6.6 million (US$5.0 million) and certain acquisition costs, was $14.4 million, and was ascribed to the 8,500,000 common shares issued as part of the consideration for the acquisition.

7.              ROYALTY, STREAM AND OTHER INTERESTS

a)             Carrying Amounts

As at and for the year ended December 31, 2018:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$	$	$	$	$
Amulsar	ARM	—	18,748	18,748	—	—	—	—	679	19,427
Beta Hunt — Gold and Nickel	AUS	19,964	—	19,964	(1,533)	(4,803)	—	(6,336)	—	13,628
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	141	3,001
Converse	USA	—	13,220	13,220	—	—	—	—	476	13,696
Dominador	CHL	598	—	598	—	—	—	—	5	603
Florida Canyon	USA	15,984	—	15,984	(759)	(1,206)	—	(1,965)	578	14,597
Gemfield	USA	—	11,587	11,587	—	—	—	—	417	12,004
Hasbrouck-Three Hills	USA	—	6,713	6,713	—	—	—	—	242	6,955
Hope Bay	CAN	—	30,682	30,682	—	(1,001)	—	(1,001)	1,057	30,738
Karma	BFA	25,852	18	25,870	(446)	(2,596)	—	(3,042)	1,354	24,182
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	231	4,911
La Colorada	MEX	22,620	—	22,620	(1,368)	(1,665)	—	(3,033)	960	20,547
Lightning Nickel	AUS	434	—	434	(26)	(390)	—	(416)	(18)	0
McCoy-Cove	USA	—	15,807	15,807	—	—	—	—	569	16,376
Moose River	CAN	4,810	—	4,810	(86)	(1,018)	—	(1,104)	179	3,885
Moss	USA	—	27,056	27,056	—	(90)		(90)	595	27,539
Mt. Carlton	AUS	12,772	—	12,772	(2,635)	(2,060)	—	(4,695)	(144)	7,933
Romero	DOM	6,984	—	6,984	—	—	—	—	55	7,039
San Jose	MEX	7,150	—	7,150	(1,265)	(1,002)	—	(2,267)	237	5,120
Shalipayco	PER	4,290	—	4,290	—	—	—	—	212	4,502
Silvertip	CAN	5,858	—	5,858	—	(119)	—	(119)	44	5,783
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	231	4,911
Vivien	AUS	4,457	—	4,457	(1,551)	(1,112)	—	(2,663)	(71)	1,723
Other royalties	Various	4,944	11,727	16,671	—	(103)	—	(103)	548	17,116
Other	USA	—	4,127	4,127	—	(295)	—	(295)	167	4,020
Total(1)		148,937	139,685	288,622	(9,669)	(17,460)	—	(27,129)	8,743	270,236

(1)             Total royalty, stream, and other interests include carrying amounts in the following countries: $102.7 million in United States, $41.9 million in Canada, $30.6 million in Mexico, $25.1 million in Australia, $24.4 million in Burkina Faso, $19.4 in Armenia, $11.5 million in Peru, $7.0 million in Dominican Republic, $4.4 million in Argentina and $3.2 million in other various countries.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

As at and for the year ended December 31, 2017:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Impairment	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$		$	$	$	$
Beta Hunt — Gold and Nickel	AUS	14,997	4,967	19,964	(27)	(1,506)	—	—	(1,533)	(1,249)	17,182
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	—	(100)	2,760
Dominador	CHL	598	—	598	—	—	—	—	—	(44)	554
Florida Canyon	USA	—	15,984	15,984	—	(759)	—	—	(759)	(635)	14,590
Jojoba	MEX	1,495	(1,495)	—	—	—	(463)	463	—	—	—
Karma	BFA	—	25,852	25,852	—	(446)	—	—	(446)	(668)	24,738
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	—	(164)	4,516
La Colorada	MEX	22,620	—	22,620	(306)	(1,062)	—	—	(1,368)	(745)	20,507
Lightning Nickel	AUS	434	—	434	—	(26)	—	—	(26)	(31)	377
Moose River	CAN	4,810	—	4,810	—	(86)	—	—	(86)	(165)	4,559
Mt. Carlton	AUS	12,772	—	12,772	(166)	(2,469)	—	—	(2,635)	(848)	9,289
Panton Sill	AUS	1,060	—	1,060	—	—	—	—	—	(78)	982
Pico Machay	PER	1,560	—	1,560	—	—	—	—	—	(55)	1,505
Romero	DOM	6,984	—	6,984	—	—	—	—	—	(511)	6,473
San Jose	MEX	7,150	—	7,150	(420)	(845)	—	—	(1,265)	(206)	5,679
Shalipayco	PER	4,290	—	4,290	—	—	—	—	—	(150)	4,140
Silvertip	CAN	—	5,858	5,858	—	—	—	—	—	(413)	5,445
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	—	(164)	4,516
Vivien	AUS	4,457	—	4,457	(194)	(1,357)	—	—	(1,551)	(245)	2,661
Other	Various	2,324	—	2,324	—	—	—	—	—	(132)	2,192
Total(1)		97,771	51,166	148,937	(1,113)	(8,556)	(463)	463	(9,669)	(6,603)	132,665

(1)             Total royalty, stream and other interests include carrying amounts in the following countries: $30.7 million in Mexico, $30.5 million in Australia, $24.7 million in Burkina Faso, $14.6 million in United States, $10.2 million in Peru, $10.0 million in Canada, $6.5 million in Dominican Republic, $2.8 million in Argentina, and $2.7 million in other countries.

8.              INVESTMENTS

	Balance at December 31, 2017	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at December 31, 2018
Common shares	$—	$7,059	$2,691	$(4,179)	$191	$5,762
Warrants	—	190	121	—	9	320
Total Investments	$—	$7,249	$2,812	$(4,179)	$200	$6,082

During the year ended December 31, 2018, the Company received common shares as settlement for certain outstanding royalty receivables and acquired units for total cash consideration of $4.7 million. Each unit consisted of one common share and one common share purchase warrant. The fair value of the warrants were calculated using the BSM.

The Company has made the irrevocable election to designate these common shares as FVTOCI. During the year ended December 31, 2018, the Company recognized a gain of $2.7 million in other comprehensive income in relation to mark-to-market adjustments on these investments.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

9.              LOAN FACILITIES

a)             Revolving Credit Facility

On June 21, 2018, the Company entered into a US$50 million revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada (“NBC”) (the “Revolving Facility”). The Revolving Facility has a term of three years, which is extendable through mutual agreement between Maverix, CIBC, and NBC. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.50% - 4.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.56% - 0.90% per annum, dependent on the Company’s leverage ratio (as defined in the Revolving Facility credit agreement). The deferred financing costs are being amortized over the term of the facility. Amortization of the deferred financing costs related to the Revolving Facility on the consolidated statement of income was $0.3 million.

The Revolving Facility is secured against the Company’s assets, including the Company’s royalty, stream and other interests. Under the Revolving Facility credit agreement, the Company is required to maintain a certain tangible net worth and leverage and interest coverage ratios, each as defined in the Revolving Facility credit agreement. As of December 31, 2018, the Company was in compliance with these covenants.

The following table summarizes the Company’s Revolving Facility as at December 31, 2018 and changes during the year then ended:

Revolving Facility
Balance at December 31, 2017	$—
Proceeds from the loan facility	23,618
Repayment of the loan facility	(7,203)
Foreign exchange movement	365
Balance at December 31, 2018	$16,780

b)             CEF Facility

The Revolving Facility agreement required that all outstanding obligations under the previously existing US$20 million loan facility with CEF (Capital Markets) Limited (“CEF”) (the “CEF Facility”) be repaid on or before August 17, 2018. On July 31, 2018, the Company repaid the CEF Facility in full and it was canceled. As a result of the revised repayment date of the CEF Facility, the Company recognized an increase in the carrying amount of the CEF Facility of $1.1 million with a corresponding increase in finance expense.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The following table summarizes the Company’s CEF Facility as at December 31, 2018 and 2017 and changes during the years then ended:

CEF Facility
Balance at December 31, 2016	$—
Proceeds from the loan facility	12,647
Financing costs	(734)
Accretion of the loan facility	463
Current portion of interest included in accounts payable and accrued liabilities	(372)
Foreign exchange movement	(96)
Balance at December 31, 2017	$11,908
Additional proceeds from the loan facility	13,276
Financing costs	(623)
Adjustment for revised repayment date	1,102
Accretion of the loan facility	893
Interest payments	(719)
Repayment of the loan facility	(26,034)
Foreign exchange movement	197
Balance at December 31, 2018	$—

10.       SHARE CAPITAL

a)             Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

On June 29, 2018, the Company issued 60,000,000 common shares to Newmont as part of the consideration for the Newmont Portfolio (Note 6).

In May 2018, the Company issued 336,669 common shares for $0.6 million in share-based compensation based on a $1.65 share price.

During the year ended December 31, 2017, the Company closed a financing agreement with CEF and issued 5,000,000 common shares for gross proceeds of $6.8 million. Concurrently, the Company closed a private placement with Pan American Silver Corp. (“Pan American”) and issued 2,317,000 common shares for gross proceeds of $3.1 million, in accordance with Pan American’s participation rights as defined in the shareholder agreement between Pan American and the Company.

b)             Share Purchase Warrants

The following table summarizes the warrants outstanding as at December 31, 2018 and 2017 and changes during the years then ended:

	Warrants	Exercise Price
	#	US$
Balance at December 31, 2016 and 2017	26,500,000	$1.04
Newmont Portfolio Purchase (Note 6)	10,000,000	$1.64
Balance at December 31, 2018	36,500,000	$1.21

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

A listing of the Company’s outstanding warrants as at December 31, 2018 are presented below:

	Exercise Price
Number outstanding	US$	Expiry Date
10,000,000	$0.78	July 8, 2021
6,500,000	$1.20	July 8, 2021
10,000,000	$1.20	December 23, 2021
10,000,000	$1.64	June 29, 2023
36,500,000

c)              Share Based Payments - Employee Share Option Plan

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, either, (i) common shares of the Company or (ii) non-transferable stock options to purchase common shares of the Company, each set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted or the common share is issued. Under the Plan, the aggregate number of common shares of the Company reserved for issuance is 15,000,000 common shares. If any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All options and incentive shares issued under the Plan vest over a period determined by the Board of Directors. Incentive stock options issued under the Plan expire up to five years after issuance.

The following table summarizes options which were outstanding and exercisable as at December 31, 2018 and 2017 and changes during the years then ended:

	Options Outstanding	Weighted average exercise price per option
	#	$
Balance at December 31, 2016	2,907,000	0.54
Granted	2,526,803	1.40
Balance at December 31, 2017	5,433,803	0.94
Granted	1,813,130	1.65
Exercised	(384,000)	0.54
Forfeited	(459,899)	1.40
Cancelled	(50,000)	0.54
Balance at December 31, 2018	6,353,034	1.14

Options which have vested and are exercisable at December 31, 2018	3,511,452	0.79

A listing of the Company’s outstanding options as at December 31, 2018 are presented below:

Number outstanding	Exercise Price	Expiry Date
2,473,000	$0.54	July 11, 2021
1,764,743	$1.40	April 28, 2022
312,161	$1.40	June 1, 2022
1,803,130	$1.65	May 31, 2023
6,353,034

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The following are the weighted average assumptions used in the BSM to estimate the fair value of options granted for the years ended December 31, 2018 and 2017:

	Year ended December 31, 2018	Year ended December 31, 2017
Risk-free interest rate	2.1%	0.86%
Expected volatility	51%	40%
Expected life	3 years	5 years
Expected dividend yield	Nil	Nil

The weighted-average share price, at the time of exercise, for the options that were exercised during the year ended December 31, 2018 was $1.66 per share (year ended December 31, 2017: no options were exercised). The weighted average remaining contractual life of the options as at December 31, 2018 was 3.33 years (December 31, 2017: 3.90 years).

11.       ADMINISTRATIVE EXPENSES

	Year ended December 31, 2018	Year ended December 31, 2017
Corporate administration	$812	$609
Employee salaries and benefits	2,767	1,672
Professional fees	420	517
Amortization	60	—
Total administrative expenses	$4,059	$2,798

12.       DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	Year ended December 31, 2018	Year ended December 31, 2017
Net income for the year	$2,711	$2,683
Basic weighted average number of shares	185,568,719	146,303,678
Basic earnings per share	$0.01	$0.02

Effect of dilutive securities
Warrants	7,992,166	3,619,572
Stock options	2,412,312	1,903,920
Diluted weighted average number of common shares	195,973,197	151,827,170
Diluted earnings per share	$0.01	$0.02

The following table lists the number of stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares of $1.93 during the year ended December 31, 2018 (year ended December 31, 2017:$1.56).

	Year ended December 31, 2018	Year ended December 31, 2017
Stock options	1,803,130	1,709,919
Warrants	10,000,000	—

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

13.       SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Year ended December 31, 2018	Year ended December 31, 2017
Accounts receivable	$(1,984)	$(5,072)
Prepaid expenses and other current assets	(103)	(223)
Accounts payable and accrued liabilities	384	(2,559)
Changes in non-cash working capital	$(1,703)	$(7,854)

Significant non-cash transactions:
Shares and warrants issued for acquisition of royalties (Note 6)	$112,295	$20,250
Settlement of certain receivables in equity investments	2,705	—
Interest on CEF Facility paid in common shares	398	—
Shares issued as financing fees	$—	$2,248

Cash and cash equivalents at the end of the year:
Cash at bank	$6,844	$10,151

14.       RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Share-based compensation	$423	$756
Salaries and benefits	1,624	1,040
Total compensation	$2,047	$1,796

During the years ended December 31, 2018 and 2017, the Company purchased $3.3 million and $2.0 million of refined gold from Pan American at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement (Note 7). As a consequence of its shareholding, Pan American, is deemed to have a significant influence over the Company.

15.       INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Year ended December 31, 2018	Year ended December 31, 2017
Current tax expense	$1,316	$1,827
Deferred tax recovery	—	(1,032)
Income tax expense	$1,316	$795

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Year ended December 31, 2018	Year ended December 31, 2017
Income before income taxes	$4,027	$3,478
Statutory tax rate	27%	26%
Expected expense of income taxes	$1,087	$904

Increase (decrease) due to:
Foreign tax rate differences	205	152
Non-deductible permanent differences	623	531
Withholding taxes	538	326
Effect of foreign exchange on tax expense	—	(1,032)
Change in future substantively enacted tax rate	—	370
Change in unrecognized temporary differences	(240)	145
Recognition of previously unrecognized and unused tax losses	—	(654)
Effect of true-ups in prior year temporary differences	(897)	—
Other	—	53
Income tax expense	$1,316	$795

Deferred tax assets and liabilities

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. The Company recognizes the benefit of tax losses only to the extent that it is probable that future taxable income will be available against which the Company can utilize the benefit. As at December 31, 2018 the Company has recognized gross deferred tax assets of $2.8 million related to Canadian non-capital losses. These have been partially offset by $1.7 million of deferred tax liabilities related to the Company’s royalty, stream and other interests.

The aggregate amount of deductible temporary differences for which deferred income tax assets have not been recognized are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Royalty, stream and other interests	$3,271	$2,791
Financing costs	352	595
Non-capital losses	22,302	3,068
Total	$25,925	$6,454

No deferred tax asset is recognized in respect of these items because it is not probable that future taxable income will be available against which the Company can utilize the benefit. The Company has deductible non-capital tax losses of $22.3 million for which a deferred tax asset has not been recognized and expire in 2036 to 2038.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

16.       SEGMENT INFORMATION

The Company’s reportable operating segments are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Corporation’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Segmented information is summarized in the tables below:

For the year ended December 31, 2018:

	Sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	—	8,264	—	(4,803)	3,461	6,383
Florida Canyon	—	1,930	—	(1,206)	724	1,585
Hope Bay	—	1,770	—	(1,001)	769	1,243
Karma	—	3,015	—	(2,596)	419	2,688
La Colorada	6,486	—	(3,342)	(1,665)	1,479	3,143
Moose River	—	2,577	—	(1,018)	1,559	2,570
Moss	204	—	(40)	(90)	74	164
Mt. Carlton	—	4,334	—	(2,060)	2,274	4,561
San Jose	—	1,624	—	(1,002)	622	1,694
Silvertip	—	349	—	(119)	230	163
Vivien	—	2,624	—	(1,117)	1,507	2,797
Other	—	874	—	(783)	91	888
Corporate	—	—	—	—	(9,182)	(5,087)
Consolidated total	6,690	27,361	(3,382)	(17,460)	4,027	22,792

For the year ended December 31, 2017:

	Sales	Royalty Revenue	Costs of sales, excluding depletion	Depletion	Impairment	Income (loss) before taxes	Cash from (used) in operations
	$	$	$	$		$	$
Beta Hunt	—	4,182	—	(1,506)	—	2,676	922
Florida Canyon	—	1,439	—	(759)	—	680	638
Karma	—	578	—	(446)	—	132	—
La Colorada	3,859	—	(1,982)	(1,062)	—	815	1,878
Moose River	—	380	—	(86)	—	294	—
Mt. Carlton	—	4,717	—	(2,469)	—	2,248	4,577
San Jose Mine	—	1,453	—	(845)	—	608	1,328
Silvertip	—	142	—	—	—	142	142
Vivien	—	2,744	—	(1,357)	—	1,387	3,170
Jojoba and other	—	29	—	(26)	(463)	(460)	29
Corporate	—	—	—	—	—	(5,044)	(5,900)
Consolidated total	3,859	15,664	(1,982)	(8,556)	(463)	3,478	6,784

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

17.       CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interest
Moss	100	%(1)	20% of silver spot price

(1)             Until 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of life of mine silver production.

The Company has a lease agreement for the use of office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.2 million annually from 2019 to 2022.